CONSENT OF QUALIFIED PERSON

I, Carlos Iturralde, consent to the public filing by Pan American Silver Corp. of the technical report titled “NI 43-101 Technical Report for the El Peñón Gold-Silver Mine, Antofagasta Region, Chile” with an effective date of June 30, 2024.

Dated January 20, 2025.

“Carlos Iturralde”
Carlos Iturralde, P.Eng.